Indivior PLC
234 Bath Road
Slough, Berkshire, SL1 4EE
United Kingdom

January 18, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
Attention: Joshua Gorsky and Christine Westbrook
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Indivior PLC
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted November 22, 2022
CIK No. 0001625297
Dear Mr. Gorsky and Ms. Westbrook:
We have reviewed the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 16, 2022, relating to the above referenced Amendment No. 1 to the Draft Registration Statement on Form 20-F (“Initial Confidential Submission”). Indivior PLC (the “Company”) is concurrently submitting an amended draft registration statement on Form 20-F (“Amendment No. 2”).
For the Staff's convenience, the Staff's comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff's comments (which are references to the Initial Confidential Submission), all page references herein correspond to the page of Amendment No. 2. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form 20-F, submitted November 22, 2022 Glossary, page 1
1.We note your disclosure here and on page 29 that AEF0117 is a "first-in-class synthetic CB1 specific signaling inhibitor[.]" Please remove the references throughout your registration statement to "first-in-class" product candidates as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Securities and Exchange Commission January 18, 2023 Page 2
We have omitted the phrase "first-in-class" throughout Amendment No. 2. Additionally, in the description of our long-term pipeline on page 80, we have clarified that AEF0117 would be a potential product "if and when approved for use by the FDA."

About This Registration Statement, page 4
2.We note your disclosure that your registration statement "contains information regarding [y]our business and the industry in which [you] operate and compete, which [you] have obtained from various third-party sources." Your disclosure also provides that you have "not independently verified and do not guarantee the accuracy and completeness of [] information [obtained from industry publications and surveys and from third-party sources.]" Please note that you are responsible for the entire content of the registration statement. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.
We have omitted this disclaimer on page 5 of Amendment No. 2.

Item 3. Key Information
B. Capitalization and Indebtedness , page 8
3.Please remove “Cash and cash equivalents” from your “Total capitalization”, as cash and cash equivalents are not a component of capitalization. Consider also including a double underline under "Cash and cash equivalents" to clarify that the amount is not included in total capitalization.
We have revised the disclosure on page 10 of Amendment No. 2 in response to the Staff's comment.

Item 3.D. Risk Factors
Risks Related to our Group and Its Business
Compliance with the terms and conditions of our Corporate Integrity Agreement..., page 11
4.We note your disclosure that in 2020, you entered into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of the Inspector General. Please disclose here and in other relevant sections, such as your "Legal proceedings" and "Material Contracts" sections, the allegations related to the criminal and civil charges that led to the execution of the Corporate Integrity Agreement.
We believe that the prior disclosure accurately described, in plain English, the gravamen on the claims against the Group in part because the claims leveled in the indictment and the claims that were the subject of the Resolution Agreement were never proven and because much of the factual basis for such claims was strongly disputed.

Nevertheless, we have added the following disclosure on pages 14-15 of Amendment No. 2:

The CIA was part of the Group’s resolution of federal criminal and civil charges related to its film and tablet products. In particular, an indictment and superseding indictment issued in the U.S. District Court for the Western District of Virginia in 2019 charged Indivior Inc. and Indivior plc with health care fraud, mail fraud, wire fraud, and conspiracy to commit the same. The indictments generally alleged that the Company had falsely represented that Suboxone film was safer and less susceptible to misuse, abuse, diverse, and inadvertent pediatric exposure than Suboxone tablets, purportedly to delay approval of generic versions of Suboxone tablets and retain market share. The indictments were dismissed as part of a resolution agreement with the United States Department of Justice in which the Company did not admit to any wrongdoing, except that subsidiary Indivior Solutions, Inc. (“Solutions”) pleaded guilty to a one-count felony information charging Solutions with making false statements to MassHealth (the administrator of Medicaid and the Children’s Health Insurance Program (CHIP) in Massachusetts) in October 2012. The Resolution Agreement also settled civil claims alleging that the Company caused false claims to be submitted to government healthcare programs.

Securities and Exchange Commission January 18, 2023 Page 3

We are currently, in the past have been, and in the future may be, subject to substantial litigation and ongoing litigation..., page 14
5.We note your disclosure that in 2019, the U.S. Attorney's Office for the Western District of Virginia brought an indictment against the Group in connection with your "marketing and promotional practices related to SUBOXONE Film and SUBOXONE Tablet[.]" We also note your disclosure that Indivior PLC entered into the Resolution Agreement in 2020 and "pleaded guilty to a single count of making a false statement relating to healthcare matters in 2012." Please provide further details regarding the factual allegations underlying the indictment brought against the Group in 2019.
We believe that the prior disclosure accurately described, in plain English, the gravamen of the claims against the Group in part because the claims leveled in the indictment and the claims that were the subject of the Resolution Agreement were never proven and because much of the factual basis for such claims was strongly disputed.

Nevertheless, we have added the following disclosure on page 16 of Amendment No. 2:

In 2019, the U.S. Attorney’s Office for the Western District of Virginia brought an indictment, followed by a superseding indictment, against the Group in connection with our marketing and promotional practices related to SUBOXONE Film and SUBOXONE Tablet. The indictments charged Indivior Inc. and Indivior plc with health care fraud, mail fraud, wire fraud, and conspiracy to commit the same. They generally alleged that the Company had falsely represented that Suboxone film was safer and less susceptible to misuse, abuse, diverse, and inadvertent pediatric exposure than Suboxone tablets, purportedly to delay approval of generic versions of Suboxone tablets and retain market share.

6.We note your disclosure that in January 2022, the Group settled a securities law class action brought by holders of your Level 1 American Depository Receipts related to "alleged misstatements regarding the marketing of SUBOXONE Film in the U.S. for approximately $2 million." Please provide further details about the nature of the alleged misstatements at issue in that case and please disclose whether the parties entered into a written settlement agreement.
We have expanded the disclosure of this matter as requested on page 16 of Amendment No. 2.
7.We note your disclosure that civil antitrust claims have been filed against you. Please disclose the status of these claims, the venue in which these claims are being litigated, and the relevant parties associated with this matter.

We believe the prior disclosure accurately described, in plain English, the gravamen of the civil antitrust claims against the Group in part because the claims brought against the Group have not been proven and because much of the factual basis for such claims is strongly disputed.

Nevertheless, we have added the following disclosure on page 17 of Amendment No. 2:

In particular, civil antitrust cases filed by a class of direct purchasers, a class of end payors, and 41 states and the District of Columbia have been consolidated in multi-district litigation pending in the U.S. District Court for the Eastern District of Pennsylvania, which is set for trial beginning September 18, 2023. Additionally, cases filed by several insurance companies are pending in the Circuit Court for the County of Roanoke, Virginia. A trial on the Group’s pleas in bar is set to begin on October 16, 2023, and trial on the merits is set to begin July 15, 2024. Finally, Humana, Centene, and other insurance carriers filed cases in federal court in the Eastern District of Pennsylvania, as well as Kentucky state court. The federal district court dismissed the case before it, and the Third Circuit Court of Appeals has issued an opinion affirming the dismissal. The Third Circuit has not yet issued a mandate in the case. The state court litigation was stayed pending a decision in the federal court case, and remains stayed at this time.

Securities and Exchange Commission January 18, 2023 Page 4
We are subject to risks related to the manufacture and distribution of our products..., page 18
8.We note your disclosure that "[y]our manufacturing facilities also maintain high direct and indirect labor costs due to the complexity of [y]our manufacturing processes, often requiring specialized personnel." We also note your disclosure on page 11 that you rely "almost exclusively on third parties, including contract manufacturing organizations, to manufacture, package, test, and distribute [y]our products." Please revise your disclosure here to note whether you are referring to manufacturing facilities that you own and operate or facilities operated by third parties and whether the labor costs you are referring to are borne by you or your third party partners.
We have amended the disclosure on page 20 of Amendment No. 2 to clarify that both our manufacturing facilities “and those owned by third-party CMOs” maintain high direct and indirect labor costs. The risk factor related to manufacturing addresses both situations where we own and operate the manufacturing facility and where the manufacturing facility is owned and operated by third parties. In the context of explaining manufacturing risks to investors, we do not believe it is appropriate to distinguish between the different ownership of these facilities. Because we manufacture or are responsible for the supply of the active pharmaceutical ingredient used in our products, the responsibility for a manufacturing problem is not always clear cut. Also, regardless of whether the manufacturing facility is owned and operated by us or a third party, we must always ensure that problems are remedied promptly.

We have also added the following language on page 20 of Amendment No. 2:

While some of these costs may be borne directly by third-party CMOs, we may also incur costs for additional safety stock and supplies, repairs, capital expenditures for improvements, even if not required to do so contractually, or indirectly for lost sales. Please refer to Item 4.B.6 - Manufacturing, for more information.

Item 4. Information on the Company
Merger Agreement, page 63
9.Please expand your disclosure to include the aggregate merger consideration for the acquisition of Opiant.
We have expanded our disclosure on page 66 of Amendment No. 2 to provide that the total merger consideration equals the approximate total equity value - $145 million - plus up to $68 million related to the contingent value rights.

CVR Agreement, page 65
10.We note your disclosure that Indivior Inc. will have to pay certain milestone payments in relation to the CVR Agreement and that those payments are linked to "the period beginning with the first commercial sale of certain of Opiant's products." Please revise to specify which of Opiant's products would trigger the milestone payment period.
We have revised our disclosure on pages 67-68 of Amendment No. 2 to clarify that this pertains to Opiant's product OPNT003.

11.We note your disclosure that you estimate that total potential payments related to the CVR Agreement include an additional $68 million over a period of up to 7 years from the date of the first commercial sales of a new "Olive product." Please explain your reference to an "Olive product."
We have corrected this disclosure to refer to an "Opiant product."

Securities and Exchange Commission January 18, 2023 Page 5
Opioid use disorder ("OUD"), page 67
12.We note your disclosure that "[r]ecent data indicates that sustained high-plasma concentrations of buprenorphine . . . significantly reduced fentanyl-induced respiratory depression in opioid-tolerant participants." Please provide the basis for this statement.
This statement is based on the results of a fentanyl-buprenorphine pharmacodynamic interaction study conducted from March 2018 through January 2019 in Leiden, the Netherlands (EudraCT 2017-004858-42). That study showed that sustained buprenorphine plasma concentrations of 2 ng/mL or higher markedly reduced the magnitude of respiratory depression caused by fentanyl.

These data have been published in two peer-reviewed scientific journals:

•Moss LM, Algera MH, Dobbins R, Gray F, Strafford S, Heath A, van Velzen M, Heuberger JA, Niesters M, Olofsen E, Laffont CM. Effect of sustained high buprenorphine plasma concentrations on fentanyl-induced respiratory depression: A placebo-controlled crossover study in healthy volunteers and opioid-tolerant patients. PloS one. 2022 Jan 27;17(1):e0256752.
•Olofsen E, Algera MH, Moss L, Dobbins RL, Groeneveld GJ, van Velzen M, Niesters M, Dahan A, Laffont CM. Modeling buprenorphine reduction of fentanyl-induced respiratory depression. JCI insight. 2022 May 9;7(9).

We have revised the disclosure on page 70 of Amendment No. 2 to indicate that the study was conducted (i) by the University of Leiden in Leiden, Netherlands; (ii) was completed in 2019; and (iii) was peer reviewed.

Additionally, we note that the study is available on EudraCT (the European Union Drug Regulating Authorities Clinical Trials Database) as well as clinicaltrials.gov.

Products of the Indivior Group
SUBLOCADE Long-acting injectable (buprenorphine) extended-release injection, page 73
13.We note your reference to your "RECOVER extension study." Please revise your disclosure to include the details of that study, including but not limited to, the selection criteria for participants, where the study was conducted, study parameters and whether there were any serious adverse events and if applicable, the number of participants who experienced them.
The RECOVER extension study cited on page 75 of Amendment No. 2 was an extension of the RECOVER study.

The RECOVER study was conducted at the same time as the Phase III trial for SUBLOCADE. It was a 24-month observational study of individuals who participated in the Phase 3 SUBLOCADE study and assessed life changes (for example, one's ability to form or preserve relationships, or to maintain employment) in patients with OUD who received SUBLOCADE as part of a randomized clinical efficacy study.

The RECOVER extension study followed individuals who had participated in the RECOVER study (and by definition also participated in the Phase III trial for SUBLOCADE) and like the original RECOVER study was an observational study of life changes in patients with OUD who received SUBLOCADE as part of a randomized clinical efficacy study.

To be eligible to participate in the RECOVER extension study, a patient must (1) have participated in the prior RECOVER study, (2) have been able to comply with study protocol and data collection requirements, and (3) have provided informed consent. Of the 533 individuals who participated in the original RECOVER study, 497 were eligible to participate in the RECOVER extension study. Upon follow up, 216 individuals (43.5% of eligible individuals) consented to participate and completed the study (i.e. answered a one-time questionnaire).

Because the RECOVER study and the RECOVER extension study were observational studies (no drug was given), the study did not include collection of data regarding adverse events.

Securities and Exchange Commission January 18, 2023 Page 6
The study design and patient characteristics have been published in a peer-reviewed journal (reference below): Ling W, Nadipelli V, Ronquest N, Albright V, Aldridge A, Learned S, Mehra V, Heidbreder C (2019) Remission from Chronic Opioid Use—Studying Environmental and Socio-economic Factors on Recovery (RECOVER): study design and participant characteristics. Contemp. Clin. Trials, 76: 93-103. https://doi.org/10.1016/j.cct.2018.11.015.

In light of the Staff's comment, we have revised the disclosure on page 75 of Amendment No. 2 as follows:

As the first long-acting buprenorphine-based injectable approved by the U.S. Food and Drug Administration ("FDA") for the treatment of moderate to severe OUD, SUBLOCADE is a highly differentiated treatment. Our RECOVER extension study, which was a 24-month observational study of individuals who participated in the Phase 3 SUBLOCADE study, assessed life changes in patients with OUD who received SUBLOCADE as part of a randomized clinical efficacy study. (emphasis added)

Cannabis Use Disorder, AEF0117 Synthetic CB1 Specific Signaling Inhibitor, page 78
14.We note your disclosure that upon commercialization of AEF0017, you would have to pay Aelis Farma a "double-digit tiered royalty" on net sales. Please revise your disclosure to specify a royalty rate or range not to exceed ten percentage points per tier.
We respectively inform the Staff that we view the royalty rate as competitively sensitive information because our business relies in part on obtaining rights to potential new products from third parties via licensing deals such as this one.

We intend to file the entire agreement with Aelis Farma as Exhibit 4.19 but will request confidential treatment for the royalty and other competitively sensitive commercial terms contained in the agreement.

Long term pipeline, page 78
15.Please revise your table with respect to Treatment for Cannabis Use Disorder (AEF0117) and Treatment for Substance Use Disorder (INDV-1000) to ensure that your bars do not appear to depict that Phase 2 has been completed for AEF0117 and pre-clinical work has been completed for INDV-1000. While AEF0117 is currently in a Phase 2B clinical trial it is not appropriate for the table to indicate that Phase 2 trials have been completed. Similarly, while INDV-1000 is still in the pre-clinical development phase, it is not appropriate for the table to indicate that pre-clinical development has been completed.
We have revised the bar chart on page 80 of Amendment No. 2 to extend the bars only midway through any phase which remains incomplete.
16.We note your disclosure that AEF0117 is currently in a Phase 2B clinical trial in treatment-seeking subjects with moderate to severe CUD. Please revise your disclosure to provide further details about this trial, including but not limited to, the selection criteria for participants, where the trial is being conducted, endpoints and whether there have been any serious adverse events to date and if applicable, the number of participants who experienced them.
We have revised the disclosure on page 80 of Amendment No. 2 to provide additional details about the pending clinical trial.

With respect to serious adverse events, we note that the current trial is still in the enrollment stage. We confirm that there were no serious adverse events in the three prior studies (two Phase Ia studies and a Phase IIa study). Because there have been no serious adverse events, we have not revised the disclosure on page 80 of Amendment No. 2 to reference severe adverse events.

Opioid Use Disorder, page 79
17.We note your disclosure that a "Phase 1, Single Ascending Dose study was completed and demonstrated good safety." Please revise your disclosure indicating or implying that your product

Securities and Exchange Commission January 18, 2023 Page 7
is, or will be determined to be, safe and effective. Safety and efficacy determinations are solely within the authority of the FDA or similar regulators.
Additionally, please revise your disclosure to provide further details about the Single Ascending Dose study, including but not limited to, the selection criteria for participants, where the study was conducted, study parameters and whether there were any serious adverse events and if applicable, the number of participants who experienced them.
We have revised the disclosure on page 81 of Amendment No. 2 to provide additional details in response to the Staff’s comment.

Intellectual Property, page 85

18.We note your disclosure that you own or license several patents and patent rights. You also state that you license or assign certain intellectual property rights to third parties. Revise your disclosure to specify whether the patents are owned or licensed. To the extent you have not done so, please add disclosure, where appropriate, of the material terms of your license agreements, including any upfront fees paid or received, aggregate potential milestone payments segregated by development and commercial milestones, royalty rate or range not to exceed ten percentage points, term and termination provisions.
Please also file such agreements as exhibits to your registration statement or tell us why you believe such filing is not required.
For the reasons set forth below, we have not revised our disclosure.

We generally own the intellectual property used in our products with the exception of the patents related to our film products. We license this technology from Aquestive Therapeutics, formerly known as Monosol Rx, LLC. Our predecessor, Reckitt Benckiser, entered into a Commercial Exploitation Agreement with Aquestive Therapeutics in 2008. This agreement includes a license to use the patented technology, and we will be filing this agreement as Exhibit 4.15. This agreement has been amended numerous times and the parties are currently negotiating further amendments. We have deferred filing this agreement (and others) as an exhibit because amendments are currently being negotiated and/or we intend to seek confidential treatment of certain competitively sensitive information in these agreements. We intend to file a copy of the Commercial Exploitation Agreement as Exhibit 4.15 to a future amendment of the registration statement on Form 20-F once the pending amendment has been finalized.

Additionally, we have determined that our out-licenses of technology are not material.

Item 5. Operating and Financial Review and Prospects
Results of operations, page 108
19.With respect to changes in net revenues for each period presented, please enhance your discussion to disclose the degree to which such changes were impacted by price changes as opposed to volume/market share.
We have revised the disclosures on pages 110 and 113 to indicate that changes to net revenues as a result of price changes between the comparable periods were insignificant.

Liquidity and Capital Resources
The Term Loan, page 120
20.Please disclose the names of the parties, including the lenders, to the Term Loan.
We have updated the discussion on page 121 of Amendment No. 2 to identify the other parties to the Term Loan.

Securities and Exchange Commission January 18, 2023 Page 8
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders, page 149
21.Please revise to identify the natural persons who have voting and/or investment control of the shares held by Scopia Capital Management LP and Two Seas Capital LP.
We have expanded the disclosure on page 153 of Amendment No. 2 to identify persons known to us to have voting or investment control of the Company's shares based on our review of recent SEC filings by Scopia Capital Management LP and Two Seas Capital LP.

Item 9.C. Material Contracts, page 174
22.Please expand your disclosure to include the termination provisions under each of your Copacker Supply Agreement, Commercial Exploitation Agreement, Master Manufacturing Services Agreement and Master Development and Supply Agreement.
We have expanded our disclosure in Item 10.C on page 179 of Amendment No. 2 to describe the termination provisions under the Copacker Supply Agreement, Commercial Exploitation Agreement, Master Manufacturing Services Agreement and Master Development and Supply Agreement.

Item 18. Financial Statements
Consolidated Cash Flow Statement, page F-25
23.We note your reconciliation of operating cash flows begins with operating profit/(loss) instead of net income/(loss) for the year. Per paragraph 20 of IAS 7, cash flows from operating activities are determined by adjusting profit or loss. Paragraph 7 of IAS 1 defines profit or loss as the total of income less expenses, excluding the components of other comprehensive income. Please revise your presentation accordingly, or tell us why you believe no modification is necessary.
The Group respectfully acknowledges the Staff’s comment and believes the presentation of the cash flow statement beginning with operating profit/(loss) is appropriate and supportable. We acknowledge the definition of profit or loss in Paragraph 7 of IAS 1, but also note the example provided in IAS 7 begins with "profit before taxation." Further, on March 24, 2021 the IASB issued an exposure draft (i.e., Agenda Paper 21C), which stated the Board tentatively decided to “require an entity to use the operating profit or loss subtotal as the starting point for the indirect method of reporting cash flows from operating activities.” In addition, we believe there is diversity in practice amongst IFRS reporters. Accordingly, the Group proposes to maintain the existing cash flow statement presentation.

Note 27. Post Balance Sheet Subsequent Events
Opiant Pharmaceuticals Acquisition, page F-62
24.We note that you entered into a definitive agreement in November 2022 to acquire Opiant Pharmaceuticals and that you expect this transaction to close in the first quarter of 2023. Please revise to provide pro forma financial information in accordance with Article 11 of Regulation S-X as it relates to this acquisition or tell us why you believe it is not required. Please also explain your consideration of Rule 3-05 of Regulation S-X.
The Group determined the transaction to be insignificant. Based upon financial results as of and for the fiscal year ended December 31, 2021, the results of all significance tests were less than 10%. Accordingly, the planned acquisition of Opiant Pharmaceuticals does not meet the significance thresholds that would require pro forma financial information and separate financial statements for Opiant Pharmaceuticals to be included in the Registration Statement in accordance with Regulation S-X. The Group will update all significance tests for the fiscal year ended December 31, 2022, as applicable, in future filings. We do not expect the results to change significantly. Therefore, historical financial statements for Opiant Pharmaceuticals and pro forma financial information are not expected to be required under Rule 3-05 and Article 11.

We appreciate the Staff’s time and effort in reviewing our filing. If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (470) 630-5367.

Securities and Exchange Commission January 18, 2023 Page 9

Sincerely,
/s/ David Wisniewski
David Wisniewski,
Associate General Counsel

cc:	Ryan Preblick
Michael Levitt, Esq.